EVALUATION OF THE P&NG RESERVES

OF

AUSTRAL-PACIFIC ENERGY LIMITED

IN THE CHEAL AREA OF NEW ZEALAND

(As of December 31, 2005)

Sproule
INTERNATIONAL
LIMITED

Geological and Petroleum Engineering Consultants

Suite 900, North Tower, Sun Life Plaza, 140 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 3N3
Tel: (403) 294-5599 Fax: (403) 294-5580 Fax: (403) 294-5590

Copies:	Austral-Pacific Energy Limited (5 copies) Sproule International Limited (1 copy) Electronic (1)
Project No.:	3129.70350
Prepared For:	Austral-Pacific Energy Ltd.
Authors:	Greg D. Robinson, P.Eng., Project Leader Douglas J. Carsted, P. Geol.
Exclusivity:	This report has been prepared for the exclusive use of Austral-Pacific Energy Ltd., and shall not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule International Limited, and without the complete contents of the report.

Introduction

This report was prepared by Sproule International Limited ("Sproule") at the request of Mr. David Bennett, Chief Executive Officer, Austral-Pacific Energy Limited. Austral-Pacific Energy Limited is hereinafter referred to as "the Company." The effective date of this report is December 31, 2005.

The report consists of an evaluation of the P&NG reserves associated with the Company's interest in the Cheal Field, New Zealand. It was prepared during the month of February 2006, for the Company's corporate purposes.

Field Operations

In the preparation of this evaluation, a field inspection of the properties was not performed by Sproule. The relevant engineering data were made available by the Company or obtained from public sources and the non-confidential files at Sproule. No material information regarding the reserves evaluation would have been obtained by an on-site visit.

Historical Data, Interests and Burdens

1. All historical production, well data, revenue and expense data, product prices actually received, and other data that were obtained from the Company or from public sources were accepted as represented, without any further investigation by Sproule.

2. Property descriptions and details of interests held, as supplied by the Company, were accepted as represented. No investigation was made into either the legal titles held or any operating agreements in place relating to the subject properties.

3. Lessor and overriding royalties and other burdens were obtained from the Company. No further investigation was undertaken by Sproule.

Evaluation Standards

This report has been prepared by Sproule using current geological and engineering knowledge, techniques and computer software. It has been prepared within the Code of Ethics of the Association of Professional Engineers, Geologists and Geophysicists of Alberta ("APEGGA"). This report adheres in all material aspects to the "best practices" recommended in the COGE Handbook, which are in accordance with principles and definitions established by the Calgary Chapter of the Society of Petroleum Evaluation Engineers. The COGE Handbook is incorporated by reference in National Instrument 51-101.

Evaluation Procedures

1. The Company provided Sproule with recent revenue statements to determine certain economic parameters.

2. The forecasts of product prices used in this evaluation were based on Sproule's December 31, 2005 price forecasts.

3. Well abandonment and disconnect costs were included in this report at the entity level for wells which have reserves assigned. No allowances for reclamation or salvage values were made.

Evaluation Results

1. The analysis of individual properties as reported herein was conducted with the context and scope of an evaluation of a unique group of properties in aggregate. Use of this report outside of this scope may not be appropriate.

2. The accuracy of reserves estimates and associated economic analysis is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data provided at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that reservoir and financial performance subsequent to the date of the estimates may necessitate revision. These revisions may be material.

3. The net present values of the reserves presented in this report simply represent discounted future cash flow values at several discount rates. Though net present values form an integral part of fair market value estimations, without consideration for other economic criteria, they are not to be construed as Sproule's opinion of fair market value.

4. The dollar values presented throughout the report are in United States dollars, unless otherwise stated. An exchange rate of 0.6835 United States dollars per New Zealand dollar was used to convert budget information supplied by the Company. This rate was based on the exchange rate for December 30, 2005, as obtained from the Bank of Canada website.

5. Due to rounding, certain totals may not be consistent from one presentation to the next.

BOE Cautionary Statement

BOE's (or 'McfGE's' or other applicable units of equivalency) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl (or 'An McfGE conversion ratio of 1 bbl: 6 Mcf') is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statements

This report may contain forward-looking statements including expectations of future production revenues and capital expenditures. Information concerning reserves may also be deemed to be forward-looking as estimates involve the implied assessment that the reserves described can be profitably produced in future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e., operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimations; the uncertainty of estimates and projections relating to production; costs and expenses, and health, safety and environmental factors), commodity price and exchange rate fluctuation.

Exclusivity

This report has been prepared for the exclusive use of Austral Pacific Energy Limited, and shall not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule International Limited, and without the complete contents of the report.

Certification

Report Preparation

The report entitled "Evaluation of the P&NG Reserves of Austral-Pacific Energy Limited (As of December 31, 2005)," was prepared by the following Sproule personnel:

Greg D. Robinson, P.Eng.
Project Leader and Manager, Engineering

Douglas J. Carsted, P.Geol.
Manager, Geoscience

Sproule Executive Endorsement

This report has been reviewed and endorsed by the following Executive of Sproule:

Ken H. Crowther, P.Eng.
President

Permit to Practice

Sproule International Limited is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and hereby attests to its qualifications by signing this permit to practice stamp.

PERMIT TO PRACTICE
Sproule International Limited

Signature

March 3, 2006
Date

PERMIT NUMBER: P6151
The Association of Professional Engineers, Geologists and Geophysicists of Alberta

Certificate

Greg D. Robinson, B.Sc., P.Eng.

I, Greg D. Robinson, Manager, Engineering, and Associate at Sproule International Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.Sc. Civil Engineering (1978) University of Manitoba, Winnipeg MB, Canada

2. I am a registered professional:
   a. Professional Engineer (P.Eng.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
   c. Society of Petroleum Engineers (SPE)

4. I am a qualified evaluator and auditor as defined in National Instrument 51-101.

5. My contribution to the report entitled "Evaluation of the P&NG Reserves of Austral-Pacific Energy Limited (As of December 31, 2005)" is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule International Limited. I did not undertake a field inspection of the properties.

6. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Austral-Pacific Energy Limited.

Greg D. Robinson, P.Eng.

Certificate

Douglas J. Carsted, B.Sc., P.Geol.

I, Douglas J. Carsted, Manager, Geoscience, and Associate at Sproule International Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degrees:
   a. B.Sc. (Honours) Geology (1982) University of Manitoba, Winnipeg MB, Canada
   b. B.Sc. Chemistry (1979) University of Winnipeg, Winnipeg MB, Canada

2. I am a registered professional:
   a. Professional Geologist (P.Geol.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Canadian Society of Petroleum Geologists (CSPG)
   c. American Association of Petroleum Geologists (AAPG)
   d. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
   e. Canadian Well Logging Society (CWLS)
   f. Indonesian Petroleum Association, Professional Division (IPA)

4. I am a qualified evaluator and auditor as defined in National Instrument 51-101.

5. My contribution to the report entitled "Evaluation of the P&NG Reserves of Austral-Pacific Energy Limited (As of December 31, 2005)" is based on my geological knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule International Limited. I did not undertake a field inspection of the properties.

6. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Austral-Pacific Energy Limited.

Douglas J. Carsted, P.Geol.

Certificate

Ken H. Crowther, B.S., P.Eng.

I, Ken H. Crowther, President and Director of Sproule International Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.S. (Honours) Petroleum Engineering (1972) University of Wyoming, Laramie WY, USA

2. I am a registered professional:
   a. Professional Engineer (P.Eng.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
   c. Society of Petroleum Engineers (SPE)
   d. Society of Petroleum Evaluation Engineers (SPEE)

4. I am a qualified evaluator and auditor as defined in National Instrument 51-101.

5. My contribution to the report entitled "Evaluation of the P&NG Reserves of Austral-Pacific Energy Limited (As of December 31, 2005)" is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule International Limited. I did not undertake a field inspection of the properties.

6. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Austral-Pacific Energy Limited.

Ken H. Crowther, P.Eng.

Summary

Table S-1, on the following page, summarizes our evaluation, of the P&NG reserves associated with the Company's interests in the Cheal Field, New Zealand. The Company has informed us that their tax pools exceed the forecasted taxable income from the Cheal property, and therefore, income taxes have not been deducted in this report. The effective date of the evaluation is December 31, 2005.

The reserves were estimated deterministically for the proved (1P), proved plus probable (2P) and proved plus probable plus possible (3P) reserves categories. The oil reserves are presented in thousands of barrels, at stock tank conditions. The pipeline gas reserves are presented in millions of cubic feet, at base conditions of 14.65 psia and 60 degrees Fahrenheit.

The reserves definitions and ownership classification used in this evaluation are in accordance with the standards defined by COGEH reserves definitions and are consistent with NI 51-101.

The net present values of the reserves are presented in thousands of United States dollars, and are based on annual projections of net revenue, which were discounted at various rates using the mid-period discounting method.

A map showing the location of the Company's Petroleum Exploration Permit encompassing the Cheal property is included as Figure S-1.

The price forecasts that formed the basis for the revenue projections in the evaluation were based on Sproule's December 31, 2005 pricing model. Table S-2 presents a summary of the forecasts used.

Operating and capital costs were escalated at 2.5 percent per year to 2009 and at 1.5 percent per year thereafter.

Well abandonment and disconnect costs were included in this report for wells which have reserves assigned. No allowances for reclamation or salvage values were made.

Summary forecasts of production and cash flow for the various reserves categories are included as Tables S-3 through S-3D.

Figures S-2 through S-4 present the results of our evaluation in graphical form.

Table S-1

CHEAL, NZ
Summary of the Evaluation of the Company's P&NG Reserves
(As of December 31, 2005)

	Remaining Reserves			Net Present Values Before Income Taxes (M$)			
		Company					
	Gross	Gross	Net	At 0%	At 5.0%	At 10.0%	At 15.0%
Light/Medium Oil (Mbbl)							
Proved Undeveloped	1,417.0	517.2	446.7	13,348	10,949	9,122	7,692
Total Proved	1,417.0	517.2	446.7	13,348	10,949	9,122	7,692
Total Probable	1,603.0	585.1	487.7	19,487	14,780	11,646	9,457
Total Possible	1,385.5	505.7	420.3	18,110	13,074	10,023	8,041
Total	4,405.5	1,608.0	1,354.8	50,945	38,803	30,790	25,190
Solution Gas (MMcf) - values included with lt/med oil -							
Proved Undeveloped	1,036	378	327				
Total Proved	1,036	378	327				
Total Probable	1,362	497	415				
Total Possible	1,242	453	377				
Total	3,640	1,329	1,118				
GRAND TOTAL (Mboe)							
Proved Undeveloped	1,589.7	580.2	501.2	13,348	10,949	9,122	7,692
Total Proved	1,589.7	580.2	501.2	13,348	10,949	9,122	7,692
Total Probable	1,830.0	668.0	556.8	19,487	14,780	11,646	9,457
Total Possible	1,592.5	581.3	483.2	18,110	13,074	10,023	8,041
Total	5,012.2	1,829.5	1,541.2	50,945	38,803	30,790	25,190

Table S-2
Summary of Selected Price Forecasts and Inflation Rate Assumptions
(Effective December 31, 2005)

Year	WTI Cushing[a] Oklahoma ($US/bbl)	Cheal Natural Gas[b] ($US/Mcf)	Inflation Rate[c] (%/Yr)
Historical			
2000	30.30		1.5
2001	25.94		2.0
2002	26.09		2.7
2003	31.14		2.5
2004	41.42		1.3
2005	56.45		1.6
Forecast			
2006	60.81	2.90	2.5
2007	61.61	2.90	2.5
2008	54.60	2.90	2.5
2009	50.19	2.94	1.5
2010	47.76	2.99	1.5
2011	48.48	3.03	1.5
2012	49.20	3.08	1.5
2013	49.94	3.12	1.5
2014	50.69	3.17	1.5
2015	51.45	3.22	1.5
2016	52.22	3.27	1.5
	Escalation rate of 1.5% thereafter		

Notes:

a. 40 degrees API, 0.4% sulphur.

b. Incorporates a heating value of 1,150 btu per scf.

c. Inflation from 2008 dollars to 2009 dollars is 2.5 percent.

Table: 5-3

Proved + Probable + Possible

CHEAL, New Zealand
Prodn Start Apr 01, 2006

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Dec 31, 2005)

Reserves

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	4405.5	0.0	3640	0	0.0	0.0	0.0	0.0	0.0	0.0	5012.2
Co Int	1608.0	0.0	1329	0	0.0	0.0	0.0	0.0	0.0	0.0	1829.5
Co Net	1354.8	0.0	1118	0	0.0	0.0	0.0	0.0	0.0	0.0	1541.2

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	7118	51117	0	172	0	50945
5.0	7069	38871	0	68	0	38803
7.5	7046	34458	0	44	0	34414
10.0	7024	30819	0	28	0	30790
12.5	7002	27777	0	19	0	27758
15.0	6981	25202	0	12	0	25190
20.0	6941	21091	0	6	0	21085
25.0	6903	17963	0	3	0	17960

Reserve Life = 18.6 yrs Reserve Half Life = 4.6 yrs BOE Reserve Index = 9.8

Profitability Indices

	Before Tax		Before Tax
Payout (yrs)	0.92	NPV @10%/BOE($)	16.83
Return On Investment @10%	4.38	NPV @15%/BOE($)	13.77
Return On Investment @15%	3.61	NPV @10%/BOE/D(M$)	59.96
Investment Return Rate(%)	>100	NPV @15%/BOE/D(M$)	49.05

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Dec 31, 2005)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2006	420	220	456	6528	175	0	335	0	583	0	7118	0	-1333
2007	630	331	685	13237	350	0	2206	0	1027	0	0	0	10353
2008	539	363	599	9946	385	0	1875	0	958	0	0	0	7498
2009	451	311	512	7766	334	0	1442	0	891	0	0	0	5767
2010	394	325	448	6293	354	0	1163	0	832	0	0	0	4653
2011	337	278	383	5471	308	0	1001	0	775	0	0	0	4003
2012	288	281	335	4755	316	0	868	0	730	0	0	0	3472
2013	247	240	287	4134	274	0	744	0	688	0	0	0	2975
2014	211	237	250	3594	275	0	643	0	656	0	0	0	2570
2015	180	203	214	3125	238	0	547	0	626	0	0	0	2190
2016	154	174	183	2716	207	0	465	0	600	0	0	0	1858
2017	132	149	157	2361	180	0	392	0	579	0	0	0	1570
2018	113	127	134	2052	156	0	329	0	561	0	0	0	1318
2019	97	109	115	1783	135	0	274	0	546	0	0	0	1097
2020	88	99	105	1658	126	0	248	0	543	0	0	0	993
2021	74	83	88	1407	107	0	197	0	530	0	0	0	787
2022	62	69	73	1195	90	0	153	0	520	0	0	0	612
2023	51	58	61	1014	77	0	116	0	513	0	0	0	463
2024	44	49	52	682	52	0	68	0	395	0	0	-172	99
Totl				79716	4138	0	13066	0	12553	0	7118	-172	50945
Discounted @5.0%				61632	2976	0	10045	0	8622	0	7069	-68	38803
Cash @10.0%				50022	2266	0	8069	0	6376	0	7024	-28	30790
Streams @15.0%				42070	1803	0	6699	0	4991	0	6981	-12	25190
@20.0%				36327	1485	0	5702	0	4078	0	6941	-6	21085

Table: S-3A

Proved + Probable

CHEAL, New Zealand
Prodn Start Apr 01, 2006

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Dec 31, 2005)

Reserves

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	3020.0	0.0	2398	0	0.0	0.0	0.0	0.0	0.0	0.0	3419.7
Co Int	1102.3	0.0	875	0	0.0	0.0	0.0	0.0	0.0	0.0	1248.2
Co Net	934.5	0.0	741	0	0.0	0.0	0.0	0.0	0.0	0.0	1058.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	6616	32976	0	141	0	32835
5.0	6580	25794	0	65	0	25729
7.5	6564	23085	0	45	0	23041
10.0	6547	20798	0	31	0	20767
12.5	6531	18846	0	22	0	18825
15.0	6516	17164	0	15	0	17149
20.0	6486	14418	0	8	0	14411
25.0	6458	12279	0	4	0	12274

Reserve Life = 15.6 yrs Reserve Half Life = 3.9 yrs BOE Reserve Index = 8.0

Profitability Indices

	Before Tax		Before Tax
Payout (yrs)	1.00	NPV @10%/BOE($)	16.64
Return On Investment @10%	3.17	NPV @15%/BOE($)	13.74
Return On Investment @15%	2.63	NPV @10%/BOE/D(M$)	48.51
Investment Return Rate(%)	>100	NPV @15%/BOE/D(M$)	40.06

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Dec 31, 2005)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2006	363	190	394	5640	151	0	290	0	524	0	6616	0	-1638
2007	487	256	529	10232	270	0	1696	0	852	0	0	0	7955
2008	406	274	451	7495	290	0	1399	0	788	0	0	0	5598
2009	338	228	376	5706	245	0	1044	0	729	0	0	0	4178
2010	282	233	321	4508	254	0	817	0	678	0	0	0	3267
2011	235	194	268	3820	215	0	681	0	631	0	0	0	2723
2012	196	191	228	3237	215	0	571	0	595	0	0	0	2286
2013	164	160	190	2743	182	0	473	0	562	0	0	0	1890
2014	136	153	162	2325	179	0	393	0	538	0	0	0	1571
2015	114	128	135	1969	150	0	321	0	516	0	0	0	1283
2016	103	116	122	1812	138	0	288	0	509	0	0	0	1153
2017	84	95	100	1505	115	0	226	0	491	0	0	0	903
2018	69	77	82	1250	95	0	174	0	477	0	0	0	694
2019	56	63	67	1038	79	0	130	0	467	0	0	0	520
2020	46	52	55	862	65	0	94	0	459	0	0	0	375
2021	38	43	45	606	46	0	56	0	379	0	0	-141	78
Totl				54748	2688	0	8650	0	9194	0	6616	-141	32835
Discounted	@5.0%			43877	2019	0	6890	0	6632	0	6580	-65	25729
Cash	@10.0%			36495	1586	0	5673	0	5062	0	6547	-31	20767
Streams	@15.0%			31224	1290	0	4793	0	4042	0	6516	-15	17149
	@20.0%			27301	1081	0	4133	0	3344	0	6486	-8	14411

Table 5-3B

Proved
Undeveloped

CHEAL, New Zealand
Prodn Start Apr 01, 2006

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Dec 31, 2005)

Reserves

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt	Mboe
Gross	1417.0	0.0	1036	0	0.0	0.0	0.0	0.0	0.0	0.0	1589.7
Co Int	517.2	0.0	378	0	0.0	0.0	0.0	0.0	0.0	0.0	580.2
Co Net	446.7	0.0	327	0	0.0	0.0	0.0	0.0	0.0	0.0	501.2

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	4818	13438	0	90	0	13348
5.0	4808	10998	0	50	0	10949
7.5	4804	10014	0	37	0	9975
10.0	4799	9150	0	28	0	9122
12.0	4794	8387	0	22	0	8365
15.0	4790	7708	0	17	0	7692
20.0	4782	6556	0	10	0	6546
25.0	4773	5616	0	6	0	5610

Reserve Life = 11.9 yrs   Reserve Half Life = 2.8 yrs   BOE Reserve Index = 5.2

Profitability Indices

	Before Tax		Before Tax
Payout (yrs)	1.00	NPV @10%/BOE($)	15.72
Return On Investment @10%	1.90	NPV @15%/BOE($)	13.26
Return On Investment @15%	1.61	NPV @10%/BOE/D(M$)	29.96
Investment Return Rate(%)	>100	NPV @15%/BOE/D(M$)	25.26

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Dec 31, 2005)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2006	281	147	306	4369	117	0	224	0	431	0	4818	0	-987
2007	277	145	301	5826	154	0	949	0	584	0	0	0	4446
2008	216	146	241	3997	155	0	723	0	534	0	0	0	2894
2009	169	114	188	2849	123	0	496	0	492	0	0	0	1984
2010	132	109	150	2108	119	0	354	0	458	0	0	0	1416
2011	103	85	117	1674	94	0	268	0	429	0	0	0	1071
2012	81	78	94	1328	88	0	201	0	409	0	0	0	806
2013	63	61	73	1055	70	0	146	0	393	0	0	0	586
2014	56	63	66	953	73	0	127	0	391	0	0	0	508
2015	44	50	52	763	58	0	88	0	381	0	0	0	352
2016	35	39	41	610	47	0	57	0	374	0	0	0	226
2017	27	31	32	488	37	0	31	0	369	0	0	0	125
2018	24	27	28	61	5	0	3	0	53	0	0	-90	-79
Totl				26082	1139	0	3668	0	5297	0	4818	-90	13348
Discounted @5.0%				22055	913	0	3086	0	4076	0	4808	-50	10949
Cash @10.0%				19099	756	0	2649	0	3256	0	4799	-28	9122
Streams @15.0%				16855	641	0	2313	0	2684	0	4790	-17	7692
@20.0%				15100	554	0	2046	0	2271	0	4782	-10	6546

Table: S-3C

Probable
Undeveloped

CHEAL, New Zealand
Prodn Start Apr 01, 2006

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Dec 31, 2005)

Reserves

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	1603.0	0.0	1362	0	0.0	0.0	0.0	0.0	0.0	0.0	1830.0
Co Int	585.1	0.0	497	0	0.0	0.0	0.0	0.0	0.0	0.0	668.0
Co Net	487.7	0.0	415	0	0.0	0.0	0.0	0.0	0.0	0.0	556.8

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	1798	19538	0	51	0	19487
5.0	1772	14795	0	15	0	14780
7.5	1760	13072	0	7	0	13064
10.0	1748	11649	0	3	0	11646
12.5	1737	10460	0	0	0	10459
15.0	1726	9456	0	-1	0	9457
20.0	1705	7862	0	-2	0	7864
25.0	1684	6663	0	-2	0	6665

Reserve Life - 15.6 yrs　　Reserve Half Life - 5.0 yrs　　BOE Reserve Index - 14.8

Profitability Indices

	Before Tax		Before Tax
Payout (yrs)	0.92	NPV @10%/BOE($)	17.43
Return On Investment @10%	6.66	NPV @15%/BOE($)	14.16
Return On Investment @15%	5.48	NPV @10%/BOE/D(M$)	94.20
Investment Return Rate(%)	>100	NPV @15%/BOE/D(M$)	76.49

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Dec 31, 2005)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2006	82	43	89	1271	34	0	65	0	93	0	1798	0	-651
2007	210	110	228	4407	116	0	747	0	267	0	0	0	3509
2008	189	128	211	3498	135	0	676	0	254	0	0	0	2704
2009	169	114	188	2856	123	0	548	0	237	0	0	0	2194
2010	150	124	171	2399	135	0	463	0	220	0	0	0	1851
2011	132	109	150	2146	121	0	413	0	201	0	0	0	1652
2012	116	113	135	1909	127	0	370	0	186	0	0	0	1480
2013	101	98	117	1689	112	0	326	0	170	0	0	0	1305
2014	80	91	96	1371	105	0	266	0	147	0	0	0	1063
2015	70	78	83	1207	92	0	233	0	135	0	0	0	931
2016	68	77	81	1202	92	0	232	0	135	0	0	0	926
2017	57	64	67	1017	77	0	194	0	122	0	0	0	778
2018	65	74	78	1189	90	0	171	0	425	0	0	90	773
2019	56	63	67	1038	79	0	130	0	467	0	0	0	520
2020	46	52	55	862	65	0	94	0	459	0	0	0	375
2021	38	43	45	606	46	0	55	0	379	0	0	-141	78
Totl				28666	1550	0	4982	0	3897	0	1798	-51	19487
Discounted @5.0%				21822	1105	0	3804	0	2557	0	1772	-15	14780
Cash @10.0%				17396	830	0	3023	0	1806	0	1748	-3	11646
Streams @15.0%				14369	650	0	2480	0	1357	0	1726	1	9457
@20.0%				12201	526	0	2087	0	1073	0	1705	2	7864

Table: S-3D

Possible
Undeveloped

CHEAL, New Zealand
Prodn Start Apr 01, 2006

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Dec 31, 2005)

Reserves

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	1385.5	0.0	1242	0	0.0	0.0	0.0	0.0	0.0	0.0	1592.5
Co Int	505.7	0.0	453	0	0.0	0.0	0.0	0.0	0.0	0.0	581.3
Co Net	420.3	0.0	377	0	0.0	0.0	0.0	0.0	0.0	0.0	483.2

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	502	18141	0	31	0	18110
5.0	489	13077	0	3	0	13074
7.5	483	11372	0	-1	0	11373
10.0	477	10020	0	-3	0	10023
12.5	471	8931	0	-3	0	8934
15.0	465	8038	0	-3	0	8041
20.0	455	6672	0	-2	0	6675
25.0	445	5684	0	-2	0	5686

Reserve Life = 18.6 yrs Reserve Half Life = 6.3 yrs BOE Reserve Index = 18.6

Profitability Indices

	Before Tax		Before Tax
Payout (yrs)	0.60	NPV @10%/BOE($)	17.24
Return On Investment @10%	21.03	NPV @15%/BOE($)	13.83
Return On Investment @15%	17.28	NPV @10%/BOE/D(M$)	117.34
Investment Return Rate(%)	>100	NPV @15%/BOE/D(M$)	94.14

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Dec 31, 2005)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2006	57	30	62	888	24	0	46	0	60	0	502	0	305
2007	143	75	155	3004	79	0	510	0	175	0	0	0	2398
2008	133	90	148	2451	95	0	475	0	170	0	0	0	1900
2009	122	82	136	2060	89	0	397	0	162	0	0	0	1589
2010	112	92	127	1786	101	0	346	0	154	0	0	0	1386
2011	102	84	116	1651	93	0	320	0	144	0	0	0	1280
2012	92	90	107	1518	101	0	297	0	136	0	0	0	1186
2013	83	81	96	1390	92	0	271	0	126	0	0	0	1085
2014	75	84	88	1270	97	0	250	0	118	0	0	0	999
2015	67	75	79	1155	88	0	227	0	110	0	0	0	907
2016	51	58	61	904	69	0	176	0	91	0	0	0	706
2017	48	54	57	856	65	0	167	0	87	0	0	0	667
2018	44	50	52	802	61	0	156	0	84	0	0	0	624
2019	40	45	48	745	57	0	144	0	79	0	0	0	577
2020	42	48	50	796	60	0	155	0	84	0	0	0	618
2021	42	47	50	801	61	0	142	0	151	0	0	141	710
2022	62	69	73	1195	90	0	153	0	520	0	0	0	612
2023	51	58	61	1014	77	0	116	0	513	0	0	0	463
2024	44	49	52	682	52	0	68	0	395	0	0	-172	99
Totl				24969	1449	0	4416	0	3359	0	502	-31	18110
Discounted Cash Streams @5.0%				17755	957	0	3156	0	1990	0	489	-3	13074
@10.0%				13528	681	0	2397	0	1314	0	477	3	10023
@15.0%				10846	513	0	1906	0	949	0	465	3	8041
@20.0%				9027	404	0	1569	0	734	0	455	2	6675

Figure S-1



Map of New Zealand highlighting Petroleum Exploration Permit (PEP) 38738

70350

Sproule


CHEAL, NEW ZEALAND
DAILY COMPANY GROSS BARRELS OF OIL EQUIVALENT (BOE) FORECAST
DAILY OIL EQUIVALENT (BOE) FORECAST - boepd
800
700
600
500
400
300
200
100
0
2006
2008
2010
2012
2014
2016
2018
YEAR
PROVED PLUS PROBABLE PLUS POSSIBLE
PROVED PLUS PROBABLE
PROVED UNDEVELOPED


CHEAL, NEW ZEALAND
ANNUAL CASH FLOW (BEFORE INCOME TAX)
12000
10000
8000
6000
4000
2000
0
-2000
ANNUAL CASH FLOW PROJECTIONS - $M
2006
2008
2010
2012
2014
2016
2018
YEAR
PROVED PLUS PROBABLE PLUS POSSIBLE
PROVED PLUS PROBABLE
PROVED UNDEVELOPED


CHEAL, NEW ZEALAND
NET PRESENT VALUE (BEFORE INCOME TAX)
50000
40000
30000
20000
10000
0
NET PRESENT VALUE - $M
5
10
15
20
25
DISCOUNT RATES %
PROVED UNDEVELOPED
PROVED PLUS PROBABLE
PROVED PLUS PROBABLE PLUS POSSIBLE